

May 14, 2025

Daniel Virnich
Chief Executive Officer
The Oncology Institute, Inc.
18000 Studebaker Road, Suite 800
Cerritos, CA

      Re: The Oncology Institute, Inc.
           Registration Statement on Form S-3
           Filed May 8, 2025
           File No. 333-287138

Dear Daniel Virnich:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Industrial Applications and Services

cc: Brent T. Epstein, Esq.